UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission file number 001-41800

Arm Holdings plc

110 Fulbourn Road Cambridge United Kingdom
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated May 7, 2025
99.2	Shareholder Letter dated May 7, 2025

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARM HOLDINGS PLC

Date: May 7, 2025	By:	/s/ Laura Bartels
	Name:	Laura Bartels
	Title:	Chief Accounting Officer (Principal Accounting Officer)